RUBICON MINERALS CORPORATION

Consolidated Interim Financial Statements

First Quarter ended March 31, 2011

Unaudited

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
Unaudited
(Expressed in Canadian Dollars)

	March 31	December 31	January 1
	2011	2010 (note 16)	2010 (note 16)
Assets
Current assets
Cash and cash equivalents (note 15)	$21,004,191	$11,967,867	$2,377,399
Temporary investments (note 4)	26,494,573	52,413,576	125,418,231
Marketable securities (note 5)	145,013	68,408	66,532
Accounts receivable	1,960,046	2,111,463	1,108,511
Prepaid expenses and supplier advances	663,049	289,967	333,343
	50,266,872	66,851,281	129,304,016

Other investments (note 6)	1,796,761	1,248,472	1,127,819
Property plant and equipment (note 7)	7,760,017	5,031,532	987,245
Exploration and evaluation assets (note 8)	160,565,452	146,775,911	99,331,485
Reclamation deposits (note 9)	1,453,360	498,000	498,000
	$221,842,462	$220,405,196	$231,248,565
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$9,294,405	$7,199,256	$4,038,999
Corporate income tax payable	7,150	7,150	-
	9,301,555	7,206,406	4,038,999
Non-current liabilities
Deferred income taxes	263,370	205,180	155,635
Provision for closure and reclamation (note 10)	375,814	394,392	-
	9,940,739	7,805,978	4,194,634
Equity
Share capital (note 11)	252,111,210	251,916,237	249,825,227
Share-based payment reserve	13,771,016	13,715,079	5,629,777
Accumulated other comprehensive income (loss)	644,434	93,854	(785,842)
Deficit	(54,624,937)	(53,125,952)	(27,615,231)
	211,901,723	212,599,218	227,053,931
	$221,842,462	$220,405,196	$231,248,565

See accompanying notes to the consolidated financial statements
Commitments (note 13)

Approved by the Board of Directors and authorized for issue on June 1, 2011.
David Adamson	Julian Kemp
David Adamson, Director	Julian Kemp, CA, Director

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
Unaudited
(Expressed in Canadian Dollars)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010 (note 16)
Expenses
Consulting	$54,285	$16,394
Depreciation	13,090	5,583
General mineral exploration	6,075	40,022
Insurance	131,879	131,009
Investor relations	230,722	216,844
Office and rent	76,621	45,504
Part XII.6 flow-through tax	-	(404)
Professional fees (note 12)	643,379	130,191
Salaries	530,809	484,823
Share-based compensation (note 11)	67,277	1,929,147
Transfer agent and regulatory filing fees	74,536	51,762
Travel and accommodation	31,574	110,218
Loss before other items	(1,860,247)	(3,161,093)
Foreign exchange gains	98	514
Interest and other income	115,011	87,706
Option fees received in excess of property costs	313,915	121,823
Loss on sale of investments	(9,545)	(295,114)
Loss before taxes	(1,440,768)	(3,246,164)
Current income tax expense	-	(7,150)
Deferred income tax expense	(58,217)	(172,657)
Net loss for the period	(1,498,985)	(3,425,971)
Other comprehensive income
Fair value adjustment, net of tax, on available for sale financial instruments:
Temporary investments	32,788	(25,020)
Other investments and marketable securities	508,247	(65,574)
Realized losses on marketable securities and other investments reclassified to net income	9,545	295,114
Other comprehensive income for the period	550,580	204,520
Comprehensive loss	$(948,405)	$(3,221,451)

Basic and diluted loss per share	$(0.01)	$(0.02)
Weighted average number of common shares outstanding	214,328,630	213,282,764

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Changes in Equity
Unaudited
(Expressed in Canadian dollars)

	Number of Shares	Share Capital		Share-based Payments Reserve		Accumulated Other Comprehensive Income/Loss		Deficit		Total Equity
		$		$		$		$		$
January 1, 2011	214,294,674		251,916,237		13,715,079		93,854		(53,125,952)		212,599,218

Exercise of options	44,000		152,538		-		-		-		152,538
Transfer to share capital on exercise of options	-		42,435		(42,435)		-		-		-
Share-based payments - administration	-		-		41,185		-		-		41,185
Share-based payments - property	-		-		57,187		-		-		57,187
Unrealized gain on available-for-sale investment	-		-		-		541,035		-		541,035
Realized loss on sale of available-for-sale investment	-		-		-		9,545		-		9,545
Net loss for the three months			-		-		-		(1,498,985)		(1,498,985)
March 31, 2011	214,338,674		252,111,210		13,771,016		644,434		(54,624,937)		211,901,723

	Number of Shares	Share Capital		Share-based Payments Reserve		Accumulated Other Comprehensive Income/Loss		Deficit		Total Equity
		$		$		$		$		$
January 1, 2010	213,218,014		249,825,227		5,629,777		(785,842)		(27,615,231)		227,053,931

Exercise of options	132,500		171,375		-		-		-		171,375
Transfer to share capital on exercise of options	-		96,800		(96,800)		-		-		-
Share-based payments - administration	-		-		1,929,147		-		-		1,929,147
Share-based payments - property	-		-		1,109,089		-		-		1,109,089
Share issue obligation	-		-		245,500		-		-		245,500
Unrealized loss on available-for-sale investments	-		-		-		(90,594)		-		(90,594)
Realized loss on sale of available-for-sale investments	-		-		-		295,114		-		295,114
Net loss for the three months	-		-		-		-		(3,425,971)		(3,425,971)
March 31, 2010	213,350,514		250,093,402		8,816,713		(581,322)		(31,041,202)		227,287,591

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
Unaudited
(Expressed in Canadian dollars)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010 (note 16)
Cash provided by (used for):
Operating activities
Net loss for the period	$(1,498,985)	$(3,425,971)
Adjustments for:
Depreciation	13,090	5,583
Share-based compensation	67,277	1,929,147
Loss on sale of investment	9,545	295,114
Interest and other income	(115,011)	(87,706)
Option receipts in excess of property costs	(167,441)	(34,397)
Current income tax	-	7,150
Deferred income tax	58,217	172,657
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	(192,264)	(251,475)
Accounts payable and accrued liabilities	(519,563)	37,907
Cash used in operating activities	(2,345,135)	(1,351,991)
Interest received	151,956	14,584
Net cash used in operating activities	(2,193,179)	(1,337,407)

Investing activities
Temporary investments	25,885,445	19,129,109
Proceeds on sale of available-for-sale investments	50,792	99,836
Expenditures on property, plant and equipment	(2,845,435)	(535,994)
Exploration and evaluation expenditures	(11,058,479)	(12,828,355)
Recovery of property costs	-	14,619
Reclamation deposit	(955,360)	-
Net cash from investing activities	11,076,963	5,879,215

Financing activities
Issuance of common shares, net of issue costs	152,540	171,375
Net cash from financing activities	152,540	171,375

Increase in cash and cash equivalents	9,036,324	4,713,183
Cash and cash equivalents, beginning of the period	11,967,867	2,377,399
Cash and cash equivalents, end of the period	$21,004,191	$7,090,582

See Supplemental cash flow and non-cash activities (note 15)
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

1)	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada and the United States.  The address of the Company’s corporate office and principal place of business is 1540-800 West Pender Street, Vancouver, BC, V6C 2V6.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties.  The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.  Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise financing and to commence profitable operations in the future.

2)	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and first-time adoption of International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) and International Financial Reporting Standards (“IFRS”) 1, first time adoption of IFRS, as issued by the International Accounting Standards Board, and its interpretations. Accordingly, these condensed consolidated interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements for year end reporting purposes. Results for the period ended March 31, 2011, are not necessarily indicative of future results.

These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2011. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale, which are stated at their fair value.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented in preparing the opening balance sheet at January 1, 2010 (note 16) for purposes of transition to IFRS.  The accounting policies have been applied consistently by the Company and its subsidiaries

b)	Foreign Currency translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.  Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are re-translated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.  Foreign currency translation differences are recognized in profit or loss, except for differences on the re-translation of available-for-sale instruments which are recognized in other comprehensive income.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

2)	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries.  The principal subsidiaries of the Company and their place of operations at March 31, 2011 were as follows:

Name of Subsidiary	Place of Operation	Proportion of Ownership Interest	Principal Activity

691403 B.C. Ltd.	British Columbia, Canada	100%	Holding company
1304850 Ontario Inc.	Ontario, Canada	100%	Mineral property staking and sale
Rubicon Alaska Holdings Inc.	Alaska, United States	100%	Mineral exploration
Rubicon Alaska Corp.	Alaska, United States	100%	Property holding company
Rubicon Minerals Nevada Inc.	British Columbia, Canada	100%	Holding company
Rubicon Nevada Corp.	Nevada, United States	100%	Mineral exploration

All material intercompany transactions and balances are eliminated on consolidation.

d)	Use of judgments and estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenses during the reporting period.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges of assets and available-for-sale investments, valuation of share-based payments, recoverability of deferred income tax assets, and provision for closure and reclamation among others.  Actual results could differ from those estimates.

e)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having terms to maturity of 90 days or less when acquired.

f)	Property plant and equipment

Property, plant and equipment is carried at cost, less accumulated depreciation and net accumulated impairment losses.  Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (components) of property, plant and equipment.

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

2)	SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant and equipment associated with mining operations is depreciated over the estimated useful lives of the assets either on a unit–of-production basis or declining balance basis at rates of 5% to 50% per annum, as appropriate.  All other equipment is amortized over the estimated useful life of the assets using the declining balance method at rates of 5% to 50% per annum, as appropriate.  Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

g)	Exploration and Evaluation

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Expenditures on mineral exploration or evaluation incurred in respect of a property before the acquisition of a mineral interest are expensed, as incurred, to general mineral exploration.  Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation assets and classified as a non-current asset.

Mineral property acquisition costs are included in exploration and evaluation and include any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of the mineral property interest.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest, as described in note 2(h).  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved by the board of directors, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property, plant and equipment.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

h)	Impairment

At each reporting period, management reviews all assets for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction. In assessing value in use, the estimated future cash flows are discounted to their present value. If the recoverable amount of the asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for that period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which that asset belongs.

Past impairments are also considered at each reporting period and where there is an indication that an impairment loss may have decreased, the recoverable amount is calculated as outlined above to determine the extent of the recovery. If the recoverable amount of the asset is more than its carrying amount, the carrying amount of the asset is increased to its recoverable amount and

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

2)	SIGNIFICANT ACCOUNTING POLICIES (continued)

the impairment loss is reversed in the profit or loss for that period. The increased carrying amount due to reversal will not be more than what the depreciated historical cost would have been if the impairment had not been recognized.

i)	Reclamation deposits

The Company maintains cash deposits, or letters of credit secured by cash deposits, as required by regulatory bodies as assurance for the funding of reclamation costs.  These funds are restricted to that purpose and are not available to the Company until the reclamation obligations have been fulfilled.  Reclamation deposits are designated as available for sale, are recorded at fair value and are classified as non-current assets.

j)	Provision for closure and reclamation

Provisions for closure and reclamation obligations are recognized when a legal or constructive obligation arises. The liability is recognized at the present value of management’s best estimate of the closure and reclamation obligation. The estimate is discounted to the present value using a discount rate specific to the obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset. Upon settlement of the liability, the Company may incur a gain or loss.

k)	Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.  Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

l)	Flow-through Shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The increase to share capital when flow-through shares are issued is measured based on the current market price of the Company’s common shares. The incremental proceeds are recorded as a liability. When the qualifying exploration expenditures are incurred and renunciation of the tax benefits to the investors has occurred, or is likely to occur, a credit to future income tax expense is recognized.

m)	Share capital

The Company records proceeds from share issuances net of issue costs.  Common shares issued for consideration other than cash, are valued based on their market value at the date the agreement to issue shares was concluded.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

2)      SIGNIFICANT ACCOUNTING POLICIES (continued)

n)	Financial instruments

Financial assets

The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables, and available-for-sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at recognition.

i.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through income.

ii.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are carried at amortized cost less any impairment.  Loans and receivables are comprised of trade and other receivables.

iii.	Available-for-sale financial assets

Available-for-sale (AFS) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories.  Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity.  AFS assets include cash and cash equivalents, temporary investments, marketable securities and other investments consisting of shares of other entities.

Management assesses the carrying value of AFS financial assets at each reporting period and any impairment charges are also recognized in profit or loss.  When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit or loss.

Financial liabilities

The Company’s financial liabilities are classified as borrowings and other financial liabilities.

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current or non-current based on their maturity date.  Financial liabilities include accounts payable and accrued liabilities.

o)	Share-based payments

The Company’s Stock Option Plan allows employees and consultants to acquire shares of the Company (Note 11). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued and are recorded at the date the goods or services are received.  If it is determined the fair value of the goods or services cannot be reliably measured, the fair value of the share-based payment is measured using the Black-Scholes option pricing model. The fair value of the share based payment is recognized as an expense or exploration and evaluation asset with a

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

2)           SIGNIFICANT ACCOUNTING POLICIES (continued)

corresponding increase in reserves. Consideration received on the exercise of stock options is recorded as share capital and the related reserves amount is transferred to share capital.

p)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding in the period.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  Where the effects of including all outstanding options and warrants would be anti-dilutive, no dilution is calculated and the diluted loss per share is presented as the same as basic loss per share.

3)	CHANGES IN ACCOUNTING STANDARDS

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2012.

IFRS 9, Financial Instruments, Classification and Measurement, is effective for the Company’s annual reporting period beginning January 1, 2013.  The Company anticipates that the adoption of this standard will have no material impact except for additional disclosures.

4)	TEMPORARY INVESTMENTS

Temporary investments consist of Government of Canada treasury bills maturing at various dates in 2011, with an aggregate carrying value and market value of $26,494,573 at March 31, 2011 (December 31, 2010 - $52,413,576, January 1, 2010 - $125,418,231) and effective interest rates ranging from 0.71% to 0.92%   Market value is determined from broker quotations.

5)	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $145,013 at March 31, 2011 (December 31, 2010 - $68,408, January 1, 2010 - $66,532).  Market values were based on quoted prices in an active market.

6)	OTHER INVESTMENTS

Other Investments consist of long-term investments in public company shares and have an aggregate carrying value and fair value of $1,796,761 at March 31, 2011 (December 31, 2010 - $1,248,472, January 1, 2010 - $1,127,819).  Market values were based on quoted prices in an active market.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

7)	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the period:

	Assets under Construction		Office Equipment		Field Equipment		Buildings		Total
	$		$		$		$		$
Cost
Balance, January 1, 2010		-		572,812		333,677		411,352		1,317,841
Additions		2,750,499		140,702		1,202,260		302,932		4,396,393
Disposals		-		(264)		-		-		(264)
Balance, December 31, 2010		2,750,499		713,250		1,535,937		714,284		5,713,970
Additions		2,651,717		191,391		2,326		-		2,845,434
Balance, March 31, 2011		5,402,216		904,641		1,538,263		714,284		8,559,404
Accumulated depreciation
Balance, January 1, 2010		-		277,631		38,488		14,477		330,596
Disposals		-		(26)		-		-		(26)
Depreciation for the year		-		125,356		191,128		35,384		351,868
Balance, December 31, 2010		-		402,961		229,616		49,861		682,438
Depreciation for the period		-		37,989		68,861		10,099		116,949
Balance, March 31, 2011		-		440,950		298,477		59,960		799,387
Carrying amounts
January 1, 2010		-		295,181		295,189		396,875		987,245
December 31, 2010		2,750,499		310,289		1,306,321		664,423		5,031,532
March 31, 2011		5,402,216		463,691		1,239,786		654,324		7,760,017

8)	EXPLORATION AND EVALUATION ASSETS

The following is a summary of changes in exploration and evaluation assets during the period:

	Phoenix Gold Project Ontario		Other Red Lake Properties Ontario		Alaska properties, USA		Nevada properties, USA		Total
	$		$		$		$		$
Balance, January 1, 2010		57,561,790		6,709,406		27,972,435		7,087,854		99,331,485
Costs incurred in the year		58,612,079		2,271,643		675,634		20,759		61,580,115
Write-offs		-		-		(14,093,878)		-		(14,093,878)
Recoveries		-		(41,811)		-		-		(41,811)
Balance, December 31, 2010		116,173,869		8,939,238		14,554,191		7,108,613		146,775,911
Costs incurred in the period		13,811,920		-		504		676		13,813,100
Recoveries		-		(23,559)		-		-		(23,559)
Balance, March 31, 2011		129,985,789		8,915,679		14,554,695		7,109,289		160,565,452

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

8)    EXPLORATION AND EVALUATION ASSETS (continued)

Kiska (formerly Rimfire) Option

During the period, the Company held an option granted by Kiska Metals Corporation (“Kiska”, formerly Rimfire Minerals Corporation) to acquire up to a 70% interest, in certain mineral claims, in Alaska.  Pursuant to the terms of this option agreement, the Company was required to expend a further US $1.1 million before November 2012 to earn an initial 60% interest.

The option was not considered a core asset and was terminated on March 30, 2011, and as the Company had taken a full write down at December 31, 2010, no further loss has been recorded in the current period.

9)	RECLAMATION DEPOSITS

In February of 2009, the Company filed a Closure Plan with the Ontario Ministry of Northern Development, Mines and Forestry (“MNDMF”), for the Phoenix Gold Project, which included an independent estimation of closure costs, if currently implemented, which amounted to $493,000.  Upon filing the closure plan, a deposit in the same amount was made with the MNDMF as financial assurance for completion of the closure plan when required. During the three months ended March 31, 2011, an additional $955,360 was deposited with the MNDMF as financial assurance for future site development.

A further $5,000 deposit has been made to a financial institution as security for the reclamation of an historical British Columbia exploration project.

Additional deposits will be required as site development or other factors cause increases in closure amount estimates.

10)	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation is for its Phoenix Gold project which is currently at the advanced exploration stage. Closure and reclamation activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.

The estimated closure costs based on the current condition of the site were inflation adjusted to the estimated date of site remediation and then discounted back to the period end using an estimate of the Company’s risk free rate. The current value of the future liability is $375,814 (December 31, 2010 - $394,392). Changes to this provision during the quarter are as follows:

Balance December, 31, 2010	$394,392
Accretion	3,496
Revision of estimate	(22,074)
Balance March 31, 2011	$375,814

11)	SHARE CAPITAL

a)	Stock Options

The Company has an incentive stock option plan that, as of May 14, 2010, required the approval of shareholders for any new grants.  The plan authorizes the Company to issue up to 8.5% of the number of issued and outstanding shares as incentive stock options to directors, officers, employees and consultants of the Company.  Pursuant to Toronto Stock Exchange rules, a stock option plan must be approved by the shareholders when adopted and thereafter any unallocated options under the plan must be approved by the shareholders every three years.  The Company’s unallocated options under the plan have not been renewed to date.  As a result, while the Company may continue to grant options under the stock option plan, no options granted after May 14, 2010 may be exercised until shareholder approval has been received for such grants.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

11)  SHARE CAPITAL (continued)

Under the plan, there are no required vesting terms for options.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options:

	3 Months Ended March 31, 2011		Year Ended December 31, 2010
	Number of Options	Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
			$		$
Balance at the beginning of the period	7,578,000	2.82		5,755,000		1.46
Granted	-	-		3,059,000		5.02
Exercised	(44,000)	3.47		(931,000)		1.00
Expired/Cancelled	-	-		(305,000)		4.81
Outstanding, end of the period (1)	7,534,000	2.82		7,578,000		2.82
Exercisable, end of the period	7,336,500	2.75		6,281,000		2.37

(1)	At March 31, 2011, the weighted-average remaining contractual life of stock options outstanding is 2.86 years (2010 – 3.12 years)

b)	Summary of stock options outstanding:

March 31, 2011
Option Price Range	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	(Years)
$0.74 - $0.76	635,000	0.74	0.85
$1.04	1,090,000	1.04	1.88
$1.31 - $1.46	2,020,000	1.31	2.75
$1.68 - $3.13	790,000	2.51	2.46
$3.96 - $4.53	645,000	4.18	3.96
$5.22	2,354,000	5.22	3.79

Total Stock Options	7,534,000	2.82	2.86

c)	Unapproved options

During the period, the Company granted an additional 3,301,696 incentive stock options to employees, directors and contractors at an exercise price equal to the market value on issue of $5.80, with expiry terms of 2 and 5 years. These options must be approved by the shareholders before December 31, 2011 to become effective.  If there is a change of control during this period, before shareholder approval has been received, then the grants will immediately be converted to stock appreciation rights that, upon exercise, will require the Company to pay the holder, in cash, the difference between the market price of the Company’s shares at that time and the exercise price.

On May 31, 2010 and August 9, 2010 the Company conditionally granted 200,000 and 90,000 options respectively at exercise prices of $3.63 and $3.88.  As these grants have not been approved by the shareholders, these options are not exercisable and as a result, are not considered issued.  In recognition of the fact such options are not exercisable, the Company has agreed that if these options are not approved by the shareholders before vesting or such other later period by agreement, the options will be cancelled and an equal number of stock appreciation rights will be granted which, if exercised, will be settled in cash.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

11)           SHARE CAPITAL (continued)

The amount of cash payable under such stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock.  On December 6, 2010, 100,000 of the stock appreciation rights granted on May 31, 2010 were exercised resulting in a cash expense of $300,299 to the Company, which was charged to salaries in 2010.

As the stock appreciation rights require no further shareholder or director approval they are considered granted as of the date of the option grant.  For the three months ended March 31, 2011, the Company has recorded $26,691 as a charge to income and $15,000 as an addition to mineral properties in relation to the unexercised rights.

12)	RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2011, the Company incurred legal fees to a law firm, of which a partner is a director of the Company, aggregating to $615,000 (2010 - $99,589).  The fees are recorded within professional expenses in these financial statements. As at March 31, 2011, this law firm is owed $615,000 (December 31, 2010 - $nil).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

13)	COMMITMENTS

The following is a summary of the Company’s lease, rental and contractual commitments at March 31, 2011:

	Due within One Year	Due One to Three Years	Total
Lease and Rental Commitments	$166,099	$194,884	$360,983
Contractual Commitments	1,467,607	-	1,467,607
Total	$1,633,706	$194,884	$1,828,590

(a)	At March 31, 2011, the Company has $307,610 in remaining lease payments for the use of its Vancouver office to September, 2013.

(b)
The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

14)	SEGMENTED INFORMATION

The Company conducts its business as a single operating segment being the mining business in North America.  All mineral properties and equipment are situated in North America.  Investment revenues were earned principally from North American sources.

15)	SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	March 31, 2011	December 31, 2010
Cash	$2,841,056	$2,916,371
Government of Canada treasury bills and bank guaranteed investment certificates	18,163,135	9,051,496
	$21,004,191	$11,967,867

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

15)      SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES (continued)

During the three months ended March 31, 2010, the Company received common shares of other companies valued at $167,440 (2010 - $38,398) pursuant to the terms of mineral property option agreements.  The Company has excluded from its investing cash flows $6,048,143 (2010 - $5,392,332) in accounts payable relating to exploration and evaluation expenditures.  Other non-cash investments included $57,187 (2010 - $1,109,091) recorded in exploration and evaluation expenditures for stock-based compensation awarded to personnel working on mineral properties and $103,860 (2010 – $51,115) recorded in exploration and evaluation expenditures for depreciation.

16)	TRANSITION TO IFRS

As stated in Note 2, these are the Company’s first condensed consolidated interim financial statements for the first annual consolidated financial statements prepared in accordance with IFRS.  The impacts of the transition from Canadian GAAP to IFRS on the Company’s financial position and comprehensive loss are set out in this note.

The accounting policies set out in note 2 have been applied in preparing the condensed consolidated interim financial statements for the three months ended March 31, 2011, the comparative information for the three months ended March 31, 2010 and the financial statements at December 31, 2010 and January 1, 2010 (the Company’s date of transition).

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1)

Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exemptions for first time IFRS adopters. Set forth below are the applicable IFRS 1 optional and mandatory exemptions applied in the conversion from Canadian GAAP to IFRS.

Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments that had not vested by the date of transition to IFRS. The Company has applied this exemption and will only apply IFRS 2 for equity instruments that had not vested by January 1, 2010.

Business Combinations

IFRS 1 permits the Company’s to keep the original Canadian GAAP accounting treatment for business combinations that occurred prior to the date of transition to IFRS. The Company has applied this exemption and will not restate business combinations that occurred before January 1, 2010.

Financial Statement Impact on Transition to IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the cash flows of the Company, it resulted in changes to the Company’s Balance Sheet, and Statement of Comprehensive Loss as set out below.

(a)	Deferred Income Taxes

Conversion to IFRS affects deferred tax balances due to the initial recognition exemption for asset acquisitions and the calculation of temporary tax base differences on non-monetary items.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

16)      TRANSITION TO IFRS (continued)

Initial recognition exemption

In 2007, the Company acquired land packages in Alaska and Nevada.  Under Canadian GAAP, the Company, on acquisition, recognized a deferred income tax liability amounting to $14,797,848, based on the difference between the accounting and tax basis of the mineral properties.  Under IFRS, as the acquisitions did not arise from a business combination nor at the time of the transaction, affect accounting or taxable income, a deferred tax liability, for the initial temporary difference is prohibited from being recognized.

Foreign exchange treatment for deferred income tax with respect to non-monetary items

Under Canadian GAAP, deferred tax balances are calculated in the currency in which the taxes are paid and then converted to the accounting presentation currency at the current exchange rate whereas IFRS requires that deferred taxes be determined in an entity’s functional accounting currency by comparing the historic non-monetary accounting basis to the tax basis converted at the current exchange rate. Adjustments arise from this different treatment when an entity’s functional currency differs from that in which the entity calculates and pays tax. The Company’s adjustments for this difference primarily relate to the Company’s properties in Alaska and Nevada.

The effects of the IFRS differences for deferred income tax calculations on the transitional – January 1, 2010, March 31, 2010 and December 31, 2010 financial statements are summarized as follows:

Impact on Consolidated Balance Sheets	December 31, 2010		March 31, 2010	January 1, 2010
	$		$	$
Mineral properties/exploration and evaluation assets		(7,727,892)	(14,797,848)		(14,797,848)
Future income taxes/deferred income taxes		4,930,853	12,637,968		13,235,693
Deficit		2,797,039	2,159,880		1,562,155

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010		March 31, 2010
	$			$
Mineral property impairment		(7,069,956)	-
Foreign exchange gains		724,580	449,387
Future Income tax expense/deferred tax expense		7,580,260	148,337
Comprehensive loss		1,234,884	597,724

(b)	Flow-through Shares

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.

Under Canadian GAAP, share capital is credited with the net proceeds of the financing with no amount allocated to the sale of tax benefits.  Upon renunciation of the exploration expenditures to the investors for tax purposes, a future income tax liability is recorded in the amount of the estimated future tax savings given up and the offset is charged to share capital.

Under IFRS there is no direct guidance on this issue.  Acceptable accounting under the IFRS framework would require an allocation of the flow-through share purchase price between the shares acquired and the tax benefit.  The Company has adopted a policy, for these transactions, that allocates the market value of the shares to the flow-through shares and any premium over the market value to the tax benefit purchased.  The tax benefit amount is recorded as a liability at the time of the financing.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

16)      TRANSITION TO IFRS (continued)

In future periods, when the exploration expenditures have been made that qualify the transfer of tax benefits and renunciation of the benefit to the investor has been filed or is likely to be filed, the liability is settled and an offset is recorded to deferred income tax expense.  At the time of the exploration expenditure, as the Company’s policy is to capitalize exploration expenditures, a deferred tax liability will be created as the expenditures will have no tax basis.

As there is no exemption under IFRS for retrospective application of this difference, the effect of flow-through share financings from inception on the transitional – January 1, 2010, March 31, 2010 and December 31, 2010 financial statements is as follows:

Impact on Consolidated Balance Sheets	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$
Share capital	(3,433,637)	(3,433,637)		(3,433,637)
Deficit	3,433,637	3,433,637		3,433,637

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010	March 31, 2010
Comprehensive loss	No Impact	No Impact

(c)	Share Based Payments

As of December 31, 2009, the Company’s method of valuing share-based payments was generally in compliance with IFRS.  Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value was amortized over the vesting period of the respective tranches.  Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

The definition of employee is also broader under IFRS than under Canadian GAAP.  This results in certain consultants, previously considered non-employees under Canadian GAAP, being recognized as employees under IFRS. The result is that, for consultants, who provide services that are similar to those provided by employees, the measurement date for stock option valuation is the grant date under IFRS whereas under Canadian GAAP it was the date the services were fully provided. This difference results in an adjustment upon transition to IFRS.

The expected quantitative impact on the transitional – January 1, 2010, March 31, 2010 and December 31, 2010 financial statements is as follows:

Impact on Consolidated Balance Sheets	December 31, 2010		March 31, 2010	January 1, 2010
	$		$	$
Mineral properties/exploration and evaluation assets		(80,500)	(80,500)		(80,500)
Contributed surplus/share based payments reserve		81,625	124,407		120,750
Deficit		(1,125)	(43,907)		(40,250)

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010		March 31, 2010
	$			$
Share-based compensation		39,125	(3,656)
Comprehensive loss		39,125	(3,656)

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

16)      TRANSITION TO IFRS (continued)

(d)	Stock Appreciation Rights

In 2010, the Company issued stock appreciation rights (“SAR’s”) to three employees (Note 11). The treatment of SAR’s differs between Canadian GAAP and IFRS. IFRS requires cash-settled share-based payments to be measured at the fair value of the liability, whereas Canadian GAAP requires the use of intrinsic value. Under IFRS until the liability is settled, the liability is re-measured at fair value at each reporting date. Any changes in fair value are recorded in profit or loss.  Upon settlement of the award, the SAR is measured using the intrinsic value at the date of settlement and the previously recorded liability is reversed.

Under Canadian GAAP, cash-settled awards are measured at the amount by which the quoted market value of the shares of the enterprise’s stock covered by the grant exceeds the option price or value specified, by reference to a market price. Changes in the amount of liability due to fluctuations in the stock price were recorded as an adjustment to compensation cost.

The expected quantitative impact on the transitional – January 1, 2010, March 31, 2010 and December 31, 2010 financial statements is as follows:

Impact on Consolidated Balance Sheets	December 31, 2010		March 31, 2010	January 1, 2010
	$		$	$
Mineral properties/exploration and evaluation assets		20,226	-		-
Accounts payable		(207,232)	-		-
Deficit		187,006	-		-

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010		March 31, 2010
	$			$
Contributed surplus/share-based compensation		187,006	-
Comprehensive loss		187,006	-

(e)	Provision for Closure and Reclamation (Asset Retirement Obligations) (“ARO”)

At December 31, 2010, the Company recognized an ARO, which met the recognition criteria of both IFRS and Canadian GAAP. However, a difference exists between IFRS and Canadian GAAP in the discount rate used to calculate present value. Under both methods, present value should be used where the effect of the time value of money is material. Under IFRS, the Company would use a risk-free rate of 3.5% to calculate present value; however, under Canadian GAAP, the Company used a credit adjusted risk free-rate of 8%. There is no quantitative impact on profit or loss on transition to IFRS; however, the December 31, 2010 statement will be impacted by the difference as follows:

Impact on Consolidated Balance Sheets	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$
Mineral properties/exploration and evaluation assets	270,385	-		-
Asset retirement obligation/provision for closure and reclamation	(270,385)	-		-

Impact on Consolidated Statements of Comprehensive Loss	December 31, 2010	March 31, 2010
Comprehensive loss	No Impact	No Impact

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

16)	TRANSITION TO IFRS (continued)

(f)	Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in the following balance sheets and statements of comprehensive loss for the dates noted below.  The changes to the financial statements as noted below have resulted in reclassifications of various amounts, within operating activities, on the statements of cash flows; however, as there have been no adjustments to net cash flows, no reconciliation of the statement of cash flows has been presented.

The January 1, 2010 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		January 1, 2010
	Note 16	Canadian GAAP	Effect of transition to IFRS	IFRS
Assets

Current assets:
Cash and cash equivalents		$2,377,399	$-	$2,377,399
Temporary investments		125,418,231	-	125,418,231
Marketable securities		66,532	-	66,532
Accounts receivable		1,108,511	-	1,108,511
Prepaid expenses and supplier advances		333,343	-	333,343
		129,304,016		129,304,016

Other investments		1,127,819	-	1,127,819
Buildings and equipment/property, plant and equipment		987,245	-	987,245
Mineral properties/exploration and evaluation assets	(a,c)	114,209,833	(14,878,348)	99,331,485
Reclamation deposits		498,000	-	498,000
		$246,126,913	$(14,878,348)	$231,248,565

Liabilities and equity

Current liabilities:
Accounts payable and accrued liabilities		$4,038,999	$-	$4,038,999
Corporate income tax payable		-	-	-
		4,038,999	-	4,038,999

Non-current liabilities:

Future income taxes/deferred income taxes	(a)	13,391,328	(13,235,693)	155,635
		13,391,328	(13,235,693)	155,635
Equity:
Share capital	(b)	246,391,590	3,433,637	249,825,227
Contributed surplus/share-based payments reserve	(c)	5,750,527	(120,750)	5,629,777
Accumulated other comprehensive income		(785,842)	-	(785,842)
Deficit	(a,b,c)	(22,659,689)	(4,955,542)	(27,615,231)
		228,696,586	(1,642,655)	227,053,931
		$246,126,913	$(14,878,348)	$231,248,565

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

16)	TRANSITION TO IFRS (continued)

The March 31, 2010 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		March 31, 2010
	Note 16	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$7,090,582	$-	$7,090,582
Temporary investments		106,337,224	-	106,337,224
Marketable securities		173,036	-	173,036
Accounts receivable		874,585	-	874,585
Prepaid expenses and supplier advances		818,744	-	818,744
		115,294,171	-	115,294,171

Other investments		890,303	-	890,303
Buildings and equipment/property, plant and equipment		1,460,455	-	1,460,455
Mineral properties/exploration and evaluation assets	(a,c)	130,954,671	(14,878,348)	116,076,323
Reclamation deposits		498,000	-	498,000
		$249,097,600	$(14,878,348)	$234,219,252

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$6,596,219	$-	$6,596,219
Corporate income tax payable		7,150	-	7,150
		6,603,369	-	6,603,369

Non-current liabilities:
Future income taxes/deferred income taxes	(a)	12,966,260	(12,637,968)	328,292
		12,966,260	(12,637,968)	328,292

Equity:
Share capital	(b)	246,659,765	3,433,637	250,093,402
Contributed surplus/share-based payments reserve	(c)	8,941,120	(124,407)	8,816,713
Accumulated other comprehensive loss		(581,322)	-	(581,322)
Deficit	(a,b,c)	(25,491,592)	(5,549,610)	(31,041,202)
		229,527,971	(2,240,380)	227,287,591
		$249,097,600	$(14,878,348)	$234,219,252

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011

16)	TRANSITION TO IFRS (continued)

The Canadian GAAP statement of comprehensive loss for the three months ended March 31, 2010 has been reconciled to IFRS as follows:

		Three Months Ended March 31, 2010
	Note 16	Canadian GAAP	Effect of transition to IFRS		IFRS

Expenses:
Depreciation Consulting General mineral exploration Investor relations Office Part XII.6 tax on flow-through Professional fees Rent Re-organization costs Salaries Stock-based compensation (note 12(b)) Transfer agent and regulatory filing fees Travel and accommodation Write-off of mineral property costs Depreciation		$5,583	$	- -	$5,583
Consulting		16,394			16,394
General mineral exploration		40,022		-	40,022
Insurance		131,009		-	131,009
Investor relations		216,844		-	216,844
Office & Rent		45,504		-	45,504
Part XII.6 tax on flow-through		(404)		-	(404)
Professional fees		130,191		-	130,191
Salaries		484,823		-	484,823
Share-based compensation	(c)	1,932,803		(3,656)	1,929,147
Transfer agent and regulatory filing fees		51,762		-	51,762
Travel and accommodation		110,218		-	110,218

Loss from operations		(3,164,749)		3,656	(3,161,093)
Foreign exchange gains (losses)	(a)	449,901		(449,387)	514
Interest and other income		87,706		-	87,706
Option and administration fees received in excess of property costs		121,823		-	121,823
Loss on sale of investments		(295,114)		-	(295,114)
Loss before income taxes		(2,800,433)		(445,731)	(3,246,164)

Current income tax expense		(7,150)		-	(7,150)
Future income tax/deferred income tax expense	(a)	(24,320)		(148,337)	(172,657)
Net loss for the period		(2,831,903)		(594,068)	(3,425,971)

Other comprehensive income
Fair value adjustment, net of tax, on available for sale financial instruments:
Temporary investments		(25,020)		-	(25,020)
Other investments and marketable securities		(65,574)		-	(65,574)
Realized losses on marketable securities and other investments reclassified to net income		295,114		-	295,114
Other comprehensive income		204,520		-	204,520
Comprehensive loss		$(2,627,383)		$(594,068)	$(3,221,451)

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011
16)	TRANSITION TO IFRS (continued)

The December 31, 2010 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		December 31, 2010
	Note 16	Canadian GAAP	Effect of transition to IFRS	IFRS
Assets

Current assets:
Cash and cash equivalents		$11,967,867	$-	$11,967,867
Temporary investments		52,413,576	-	52,413,576
Marketable securities		68,408	-	68,408
Accounts receivable		2,111,463	-	2,111,463
Prepaid expenses and supplier advances		289,967	-	289,967
		66,851,281	-	66,851,281
Non-current assets
Other investments		1,248,472	-	1,248,472
Buildings and equipment/property, plant and equipment		5,031,532	-	5,031,532
Minerals properties/exploration and evaluation assets	(a,c,d,e)	154,293,692	(7,517,781)	146,775,911
Reclamation deposits		498,000	-	498,000
		$227,922,977	$(7,517,781)	$220,405,196

Liabilities and Equity

Current liabilities:

Accounts payable and accrued liabilities	(d)	$6,992,024	$207,232	$7,199,256
Income tax payable		7,150	-	7,150
		6,999,174	207,232	7,206,406
Non-current liabilities:
Future income taxes/deferred income taxes	(a)	5,136,033	(4,930,853)	205,180
Asset retirement obligation/provision for closure and reclamation	(e)	124,007	270,385	394,392
		12,259,214	(4,453,236)	7,805,978

Share capital	(b)	248,482,600	3,433,637	251,916,237
Contributed surplus/share-based payments reserve	(c)	13,796,704	(81,625)	13,715,079
Accumulated other comprehensive loss		93,854	-	93,854
Deficit	(a,b,c,d)	(46,709,395)	(6,416,557)	(53,125,952)
		215,663,763	(3,064,545)	212,599,218
		$227,922,977	$(7,517,781)	$220,405,196

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2011
16)	TRANSITION TO IFRS (continued)

The Canadian GAAP statement of comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		Year Ended December 31, 2010
	Note 16	Canadian GAAP	Effect of transition to IFRS		IFRS

Expenses:
Depreciation Consulting General mineral exploration Investor relations Office Part XII.6 tax on flow-through Professional fees Rent Re-organization costs Salaries Stock-based compensation (note 12(b)) Transfer agent and regulatory filing fees Travel and accommodation Write-off of mineral property costs Depreciation		$22,698	$	- - - -	$22,698
Consulting		543,178			543,178
General mineral exploration		144,006			144,006
Insurance		510,962			510,962
Investor relations		860,454		-	860,454
Office & Rent		245,950		-	245,950
Part XII.6 tax on flow-through		(404)		-	(404)
Professional fees		535,447		-	535,447
Salaries		2,605,941		-	2,605,941
Share-based compensation	(c,d)	5,585,969		226,131	5,812,100
Transfer agent and regulatory filing fees		205,857		-	205,857
Travel and accommodation		358,060		-	358,060

Loss from operations		(11,618,118)		(226,131)	(11,844,249)
Write-off of mineral property costs	(a)	(21,163,834)		7,069,956	(14,093,878)
Foreign exchange gains (losses)	(a)	727,701		(724,580)	3,121
Interest and other income		463,583		-	463,583
Option and administration fees received in excess of property costs		505,865		-	505,865
Loss on sale of investments		(366,418)		-	(366,418)
Other (losses)		(114,449)			(114,449)
Loss before income taxes		(31,565,670)		6,119,245	(25,446,425)
Current income tax expense		(14,751)		-	(14,751)
Future income tax/deferred income tax expense	(a)	7,530,715		(7,580,260)	(49,545)
Net loss for the period		(24,049,706)		(1,461,015)	(25,510,721)

Other comprehensive income
Fair value adjustment, net of tax, on available for sale financial instruments:
Temporary investments		28,761		-	28,761
Other investments and marketable securities		370,068		-	370,068
Realized losses on marketable securities and other investments reclassified to net income		366,418		-	366,418
Impairment losses on marketable securities and other investments reclassified to net income		114,449			114,449
Other comprehensive income		879,696		-	879,696
Comprehensive loss		$(23,170,010)		$(1,461,015)	$(24,631,025)